Via Facsimile and U.S. Mail
Mail Stop 6010

October 24, 2008

Mr. Richard D. Peterson
Executive Vice President, Chief Financial Officer
and Treasurer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, Arizona 85256

> **Re:** **Medicis Pharmaceutical Corporation**
> **Item 4.02 Form 8-K**
> **Filed September 24, 2008**
> **File No. 001-14471**

Dear Mr. Peterson:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant